PE 7/3/02

1934 Act Registration No. 1-31335

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

**REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934**

July 3, 2002

AU Optronics Corp.

(Translation of Registrant's Name into English)

**No. 1 Li-Hsin Road 2
Science-Based Industrial Park
Hsinchu, Taiwan**
(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___V___ Form 40-F _______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _______ No __V____

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

AU Optronics Corporation

June 6-7, 2002

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of May 2002

1) Sales volume (NT$ Thousand)

Period	*Items*	*2002*	*2001*	*Changes*	*%*
May	*Invoice amount*	7,858,235	2,529,303	5,328,932	210.69
Jan –May	*Invoice amount*	34,681,569	9,439,114	25,242,455	267.42
May	*Net sales*	7,702,894	2,895,694	4,807,200	166.01
Jan –May	*Net sales*	34,991,271	11,766,644	23,224,627	197.38

2) Funds lent to other parties (NT$ Thousand)

	Limit of lending	*December*	*Bal. as of period end*
AUO	0	0	0
AUO's subsidiaries	0	0	0

3) Endorsements and guarantees (NT$ Thousand)

	Limit of endorsements	*December*	*Bal. as of period end*
AUO	0	0	0
AUO's subsidiaries	0	0	0
AUO endorses for subsidiaries		0	0
AUO's subsidiaries endorse for AUO		0	0
AUO endorses for PRC companies		0	0
AUO's subsidiaries endorse for PRC companies		0	0

4) Financial derivatives transactions

a-1 Hedging purpose (for assets/liabilities denominated in foreign currencies)(NT$Million)

Underlying assets / liabilities	24,967
Financial instruments	3
Realized profit (loss)	-25

a-2 Hedging purpose (for the position of floating rate liabilities)

Underlying assets / liabilities	0
Financial instruments	1
Realized profit (loss)	0

b Trading purpose : None

AU Optronics Corporation

For the month of May, 2002

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of AU Optronics Corporation ("AUO") (NYSE : AUO) 2) the pledge and clear of pledge of AUO common shares by directors, supervisors, executive officers and 10% shareholders of AUO 3) the acquisition assets by AUO 4) the disposition of assets by AUO for the month of May 2002

1) The trading of directors, supervisors, executive officers and 10% shareholders

Title	*Name*	*Number of shares held when elected (for Directors, Supervisors and Executive Officers) or as May 30, 2001*	*Number of shares held as of November 30, 2001*	*Number of shares held as of December 31, 2001*	*Changes*
N/A	N/A				

2) The pledge and clear of pledge of AUO common shares by directors, supervisors, executive officers and 10% shareholders : None

3) The acquisition assets (NT$ Thousand)

Description of assets	*May*	*Jan –May*
Marketable securities	2,144,000	5,985,204
Fixed assets	1,456,526	5,181,143

4) The disposition of assets (NT$ Thousand)

Description of assets	*May*	*Jan –May*
Marketable securities	506,228	5,279,824
Fixed assets	0	65,329

AU Optronics Corporation
May 17, 2002

Subject: Change of Company's Director and Supervisor - Chiao Tung Bank resigned from the board of directors of the company

Regulation: Taiwan Stock Exchange Corporation Operation Procedures for Press Conference Regarding Material Information of Listed Companies Article 2-6

Content:

1) Event date: May 17, 2002

2) Name of former appointment: Kuang-Si Shiu and Liang-Yuh Tseng, representatives of Chiao Tung Bank

3) Name of the new appointment: N/A

4) Reason for the change: Chiao Tung Bank resigned the from the board of directors of the company

5) Number of shares own when elected: 89,491,000 shares

6) Length of term: 10/17/2001 ~ 10/16/2004

7) Effective date: N/A

8) There are 4 directors and 1 supervisor changed during 1/29/2002-5/17/2002

9) Other Remarks:N/A

AU Optronics Corporation
June 12, 2002

Subject: Change of Company's Director - United Microelectronics Corporation re-appointed its representative

Regulation: Taiwan Stock Exchange Corporation Operation Procedures for Press Conference Regarding Material Information of Listed Companies Article 2-6

Content:

1) Event date: June 12, 2002

2) Name of former appointment:Ing-Dar Liu , representative of United Microelectronics Corporation

3) Name of the new appointment: H. J. Wu , representative of United Microelectronics Corporation

4) Reason for the change: Representative was re-appointed by Chiao Tung Bank

5) Number of shares own when elected: 560,276,000 shares

6) Length of term: 10/17/2001 ~ 10/16/2004

7) Effective date: June 12, 2002

AU Optronics Corporation

May 15-31, 2002

Subject: Acquirement of patent

Regulation: Taiwan Stock Exchange Corporation Operation Procedures for Press Conference

Regarding Material Information of Listed Companies Article 2-10

Content:

Patent Number	Name of patent (trademark) and copyright	Acquirement date of patent (trademark) and copyright	Acquirement cost of patent (trademark) and copyright
U.S. 6376813B1	Plasma display panel with a heating means for temperature balance and the method of the same. – US patent	05/16/2002	N/A
R.O.C 182872	Alignment tool for assembling a rear plate and a frame of a flat display panel	05/16/2002	N/A
R.O.C 148519	Full-color plasma display panel using different discharge gases to emit variant colors of light	05/20/2002	N/A
R.O.C 145805	Plasma display panel structure with a high open ratio	05/24/2002	N/A

AU Optronics Corporation

June 1-30, 2002

Subject: Acquirement of patent

Regulation: Taiwan Stock Exchange Corporation Operation Procedures for Press

Conference Regarding Material Information of Listed Companies Article 2-10

Content:

Patent Number	Name of patent (trademark) and copyright	Acquirement date of patent (trademark) and copyright	Acquirement cost of patent (trademark) and copyright
R.O.C 149889	Full-color plasma display panel that uses different discharge gases to emit specifically colored lights	06/03/2002	N/A
R.O.C 150013	Protective device for a tube on a plasma display panel	06/12/2002	N/A
R.O.C 150217	Method for fabricating ribs of a plasma display panel	06/14/2002	N/A
R.O.C 150220	Plasma display panel enabled to tightly combine two plates together and the method for fabricating the same	06/14/2002	N/A
R.O.C 186699	Frames for fragile object	06/26/2002	N/A
U.S. 6390106	Multidirectional liquid sprayer used in a wet process	06/26/2002	N/A

AU Optronics Corp.

May 9, 2002

Subject: An amendment of the fund employment program by the capitalization for cash via issuing certain common stocks so as to participate the issuance of foreign depositary receipts for raising funds and its prediction of feasible efficiency.

Regulation: Taiwan Stock Exchange Corporation Operation Procedures for Press Conference Regarding Material Information of Listed Companies Article 2-16

Content:

1. Date on the resolution to change: 05/09/2002
2. The effective (or approval) date on the original plan: Jan 31, 2002
3. The item of change, amount and its content: Re-paying the loan.
4. The cause of change: Due to the price change of common shares issued by the Company, an adjustment of the expected issuing price of certain foreign depositary receipts.
5. Others remarks: N/A

AU Optronics Corporation
May 21, 2002

Subject: Explanation of the major resolutions at 2002 Annual General Shareholder Meeting

Regulation: Taiwan Stock Exchange Corporation Operation Procedures for Press Conference Regarding Material Information of Listed Companies Article 2-18

Content:

1) Event date: May 21, 2002

2) The amendment of the Article of Incorporation is amended as proposed

3) The ratification of the business report of 2001, and the balance sheet, statement of profit and loss, and cash flow statement of 2001.

4) The ratification the proposal of making up the loss of 2001, as proposed except that by adding the item of "the gain of disposal of properties and equipment transferred to capital surplus to make up the loss of 2001, and also adjust the over-flow after the merger into the capital surplus, so as to make up the loss."

5) The capitalization for cash in 2001, resolved that except as stipulated in the "Statute for Upgrading Industries", opt to enjoy the tax benefit.

6) The amendment of "Election rule of Directors & Supervisors"

7) Other Remarks: N/A

AU Optronics Corp.
June 3, 2002

Subject: To conclude the record date for the issuance of 500,000,000 shares of common stock dated May 23 2002 in the form of American Depositary Shares

Regulation: Taiwan Stock Exchange Corporation Operation Procedures for Press Conference Regarding Material Information of Listed Companies Article 2-44

Content:

1. **Date of event: 06/03/2002**
2. **Event: To conclude June 3 2002 as the record date for the issuance of 500,000,000 shares of common stock in the form of American Depositary Shares.**
3. **Contingency plan: N/A**
4. **Other remarks: N/A**

optronics

News Release

May 23, 2002

FOR MORE INFORMATION

Yawen Hsiao

Corporate Communications Dept.

AU Optronics Corp.

No.1, Li-Hsin RD 2, Science-Based Industrial Park,
Hsinchu City, 300, Taiwan, R.O.C.
Tel: +886-3-5632899 ext 3211
Fax:+886-3-5637608
Email: yawenhsiao@auo.com

AU OPTRONICS MAKES ITS DEBUT ON THE NEW YORK STOCK EXCHANGE

Taipei, Taiwan (May 23, 2002) –

AU Optronics Corp. today announced the successful pricing of its initial public offering of 50,000,000 SEC registered American Depositary Shares (ADS) in New York. The issue raised US$578.5 million. The ADSs, representing 500,000,000 new common shares of AU Optronics, were priced at US$11.57 per ADS, a discount of 4.5% to the price of the common shares, which closed at NT$41.60 per share on May 23. The ADSs are listed on the New York Stock Exchange and will trade under the symbol "AUO".

Salomon Smith Barney is the Sole Global Coordinator and Sole Bookrunner for the offering. It has a "greenshoe" option to purchase from certain selling shareholders and sell up to an additional 7, 000,000 ADSs.

ABOUT AU OPTRONICS

AU Optronics is among the world's largest manufacturers of large-size thin film transistor liquid crystal display panels ("TFT-LCDs"), which are currently the most widely used flat panel display technology. TFT-LCDs are used in notebook computers, desktop monitors and televisions, digital cameras, DVD players, PDAs, mobile phones, portable games, and car navigation systems, among other applications.

AU Optronics was formed by the merger of Acer Display Technolgoy, Inc. and Unipac Optoelectronics Corporation in 2001. The Company is now one of the few manufacturers globally with capabilities to serve both the small and large-size TFT-LCD sectors. The Company had net sales under ROC GAAP of NT$37.6 billion (US$1.1 billion) in 2001.

# # #

News Release

May 30, 2002

FOR MORE INFORMATION
Yawen Hsiao
Corporate Communications Dept.
AU Optronics Corp.
No.1, Li-Hsin RD 2, Science-Based Industrial Park,
Hsinchu City, 300, Taiwan, R.O.C.
Tel: +886-3-5632939 ext 3211
Fax:+886-3-5637608
Email: yawenhsiao@auo.com

AU OPTRONICS CELEBRATES ITS U.S. IPO ON THE NYSE

Taipei, Taiwan (May 30, 2002) –

AU Optronics Corp. (AUO), one of the world's largest manufacturers of TFT-LCD modules, today celebrates their U.S. initial public offering on the NYSE (listing date: May 23, 2002). In honor of the occasion, Kuen-Yao Lee, Chairman and CEO of AU Optronics Corp., rings The Opening Bell.

ABOUT AU OPTRONICS

AU Optronics Corp., headquartered at Hsinchu, Science-Based Industrial Park, Taiwan, is a leading manufacturer of TFT-LCD modules in Taiwan and in the world. The company offers a broad range of TFT-LCD products and related services to OEM manufacturers and brand companies.

In September 2001, AU Optronics was formed through the merger of Acer Display Technologies Inc. and Unipac Optoelectronics Corp. The two companies both contributed to the development of Taiwan's TFT-LCD history. After the merger, AUO has embraced the best practices from both companies.

Currently AUO operates three 3.5-generation and one fourth-generation TFT- LCD fabs. AUO also operates two module assembly facilities, and one R&D fab specializing in low temperature poly silicon TFT and organic LED. In addition, AUO is constructing a module assembly and logistics facility in Suzhou, China that is scheduled to commence operation in the third quarter of 2002. A fifth-generation TFT-LCD fab, currently under construction, is expected to begin commercial production in the second quarter of 2003.

In addition to manufacturing and assembly operations in Taiwan, AUO has global operations in China, Japan, and the United States. The company markets its TFT-LCDs through three business units, including Desktop Display Applications, Mobile Display Applications, and Audio Video Display Applications. The company's net sales in Q1 2002 were NT$19,700 million. The company's shipments of large-size TFT-LCD panels were 2160 K units in Q1 2002, compared to 664 K units in Q2 2001.

Website: http://www.auo.com

###

optronics

News Release

June 13, 2002

FOR MORE INFORMATION

Yawen Hsiao

Corporate Communications Dept.

AU Optronics Corp.

No.1, Li-Hsin RD 2, Science-Based Industrial Park,
Hsinchu City 300, Taiwan, R.O.C.
Tel: +886-3-5632899 ext 3211
Fax:+886-3-5637608
Email: yawenhsiao@auo.com

AU OPTRONICS TO ANNOUNCE THE APPOINTMENT OF A NEW DIRECTOR BY UMC

Taipei, Taiwan (June 13, 2002) –

AU Optronics Corp. (the "Company") (TAIEX: 2409, NYSE: AUO), today announced the appointment of a new representative director by United Microelectronics Corporation (NYSE: UMC) on the board of directors of the Company.

The former representative director from UMC, Mr. Ing-Dar Liu, resigned from the Company's board of directors, citing personal reasons.

Effective as of June 12, 2002, UMC's representative on the Company's board of directors will be changed from Mr. Ing-Dar Liu, whom the Company understands to have served as a director of UMC until May 14, 2002, to Mr. Hong-Jen Wu, Director and General Manager of UMC.

Mr. Wu received his Bachelor and Master of Science degrees in Chemical Engineering from the National Taiwan University and he has been with UMC since 1980.

# # #

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: ____________________

By ____________________

Max Weishun Cheng

Chief Financial Officer

006303-0002-02819-HongKong.2008789.2